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James Clark · 3rd

Chief Operating Officer at Quesadilla Gorilla

Metropolitan Fresno · 59 connections · **Contact info**

 **Quesadilla Gorilla**

 **California State University, Fresno**

About

Discipline - Achiever - Competition - Consistency - Harmony
Skilled communicator with experience in management and operations development.

Experience

 **Quesadilla Gorilla**
3 yrs 9 mos

Chief Operating Officer
Jun 2020 – Present · 5 mos

• Develop and implement scalable practices and procedures as the company prepares for growth
• Oversee District Managers to ensure that policies are being enforced
• Implement and maintain HR and payroll management system
• Collaborate with shareholders to develop strategies for growth

Director Of Operations

May 2018 – Jun 2020 · 2 yrs 2 mos

• Oversaw small chain of restaurant with 2 million dollars annual sales with over 40 employees.
• Designed and implement standard operating procedure
• Stimulated and constructed plans and goals for growth
• Created and executed advanced training program
• Performed hiring, performance reviews, terminations, and other supervisory responsibilities

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General Manager

Jan 2018 – May 2018 · 5 mos

Oversaw a single location and ensured customer satisfaction, food safety, inventory management, cleanliness, bookkeeping, and cash flow oversight. Directly responsible for the training, discipline, and scheduling of staff.

Shift Lead

Feb 2017 – Jan 2018 · 1 yr



Technical Support Specialist

OnwardUS · Contract

Mar 2020 – Jun 2020 · 4 mos
Fresno, California, United States

Developed training resources and procedures for teams of data entry specialists.



Orientation Leader

California State University, Fresno

Jan 2019 – Jun 2020 · 1 yr 6 mos

Facilitated the successful transition of hundreds of incoming students.

Education



California State University, Fresno
Bachelor's degree, Business Administration and Management, Computer Information Systems, Senior
2017 – 2021
Activities and Societies: Off Campus Student Life Board Chair Dog Days: New Student Orientation Leader